10/F, Building A, Huace Center

Xihu District, Hangzhou City

Zhejiang, 310012
People’s Republic of China

August 4, 2023

Division of Corporation Finance U.S. Securities & Exchange Commission 100 F Street, NE Washington, D.C. 20549

Re:	Tuya Inc. Form 20-F for the Year Ended December 31, 2022 Filed April 26, 2023 File No. 001-40210
Attn:	Office of Technology

VIA EDGAR

Dear Tyler Howes, Christopher Dunham, Melissa Kindelan and Christine Dietz:

This letter sets forth the responses of Tuya Inc. (the “Company”) to the comments 5 and 6 (the “Comments”) contained in a letter the Company received from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) on June 15, 2023.

For the Staff’s convenience, we have included herein the Comments in bold, and the Company’s responses are set forth immediately below the Comments.

5. Please provide a detailed legal analysis regarding whether Tuya, Inc. (“the Company”) and each of its subsidiaries meet the definition of an “investment company” under Section 3(a)(1)(A) of the Investment Company Act of 1940 (“Investment Company Act”). In your response, please address, in detail, each of the factors outlined in Tonapah Mining Company of Nevada, 26 SEC 426 (1947) and provide legal and factual support for your analysis of each such factor.

The Company respectfully submits the analysis below with respect to the factors outlined in Tonopah Mining Co. (26 S.E.C. 426 (1947)), which demonstrates that the Company and its subsidiaries (collectively, “Tuya”) are primarily engaged in internet-of-thing (“IoT”) related product and service offerings, including Platform-as-a-Service and Software-as-a-Service, based on a purpose-built cloud development platform, as well as cloud-based value-added services (collectively, “IoT Business”), and are not and do not hold themselves out as being engaged primarily, and do not propose to engage primarily, in the business of investing, reinvesting or trading in securities. Under Tonopah Mining, being “primarily engaged” in a business or businesses other than that of investing, reinvesting, owning, holding or trading in securities was interpreted under the Investment Company Act to depend on a facts and circumstances review, including the following principal factors: (1) an issuer’s historical development, (2) its public representations of policy, (3) the activities of its officers and directors and, most importantly, (4) the nature of its present assets and (5) the sources of its present income. Any one factor is not determinative, and as interpreted by the courts, the overarching objective of the Tonopah Mining analysis is to determine whether reasonable investors would view an issuer “as an operating company rather than a competitor with a closed-end mutual fund.”1 Applying such factors to Tuya, it is clear that Tuya is primarily engaged in the IoT Business, and not in the business of investing, reinvesting or trading in securities:

A. The Company

1)       Tuya is primarily engaged in the business of providing IoT related products and services. Tuya provides a cloud platform that connects a range of devices via the IoT. The development of Tuya’s business supports the historical development factor, as it has been primarily engaged in the business of providing IoT related products and services since its establishment in 2014 and Tuya does not expect to change its primary business in the future. Following its establishment, Tuya first developed its IoT cloud development platform in May 2015, and as of March 31, 2023, the Tuya IoT cloud development platform has accumulated over 782,000 registered developers from over 200 countries and regions serving more than 7,600 customers. Additionally, smart devices powered by Tuya are available in approximately 120,000 stores worldwide. Since its establishment, Tuya has continued to focus on optimizing its existing platform and incubating various applications in the IoT cloud development platform field.

Tuya has historically maintained significant cash amounts required for its working capital needs, which Tuya has generally held as cash in bank demand deposits and short-term bank time deposits maturing in one year or less. Tuya also holds small amounts of long-term and short-term equity and debt securities which, as further discussed in our response to Question 6 of the Staff’s comments below, Tuya has treated as “investment securities” for purposes of the analysis under Section 3(a)(1)(C) set out below. In addition, as further discussed in our response to Question 6 below, the amount of Tuya’s long-term and short-term equity and debt securities is not significant enough to cause the Company to be deemed an investment company under Section 3(a)(1)(C).2

Thus, Tuya’s historical development has not focused on investing, reinvesting or trading in securities, but instead has been marked by a significant growth in Tuya’s IoT Business.

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1 SEC v. Nat'l Presto Indus., 486 F.3d 305 at 26 (7th Cir. 2007) (citing Tonopah Mining (26 S.E.C. 426 (1947)).

2 The Company owns a portion of such securities through its indirect wholly-owned subsidiary, Zhejiang Tuya Smart Electronics Co., Ltd. (“Zhejiang Smart Electronics”). Zhejiang Smart Electronics is a wholly-owned subsidiary of Tuya (HK), which is a wholly-owned subsidiary of the Company and, as further discussed below, is not an investment company under Section 3(a)(1)(C). As a majority of Zhejiang Smart Electronics’ assets are long-term and short-term equity and debt securities, the Company has treated Tuya (HK)’s interest in Zhejiang Smart Electronics as an investment security for purposes of this analysis. As of March 31, 2023, on an amortised cost basis, Tuya (HK)’s interest in Zhejiang Smart Electronics amounts to approximately USD39.6 million or 7.7% of Tuya (HK)’s total unconsolidated assets (exclusive of U.S. government securities and cash items) which amounts to approximately USD514.7 million. The Company notes that on Tuya (HK)’s unconsolidated balance sheet as of March 31, 2023, its interest in Zhejiang Smart Electronics would have zero value due to share of losses, and therefore on a balance sheet basis, amounts to 0% of Tuya (HK)’s total unconsolidated assets (exclusive of U.S. government securities and cash items).

2)       In terms of the public representation factor, since Tuya’s establishment in 2014, Tuya has consistently described itself as the provider of IoT cloud software solutions. For example, Tuya’s press releases typically refer to Tuya as “a global leading IoT cloud development platform with a mission to build an IoT developer ecosystem and enable everything to be smart.” Tuya has never represented that it is involved in any business other than the development and operation of IoT cloud software solutions. Tuya has consistently stated in its filings with the Commission, press releases, other public statements, website and advertising and marketing materials that it is in the business of providing IoT related products and services as described above.

Furthermore, Tuya has consistently emphasized its operating results, and has never emphasized either its investment income, or the possibility of significant appreciation from its cash management activities, as a material factor in its business or future growth. In addition, investors and the investment media outlets do not evaluate Tuya based on its cash management or investment activities. Instead, research reports and analysis of Tuya focus on its financial results from its ongoing operations and the development of its business in the IoT cloud development platform field.

3)       The allocation of Tuya’s officers’ and directors’ time supports the activities factor. All of Tuya’s most senior executive officers and directors generally spend approximately 99.9% of their time on general corporate matters and the development and management of Tuya’s IoT cloud software solutions business, and 0.1% or less of their time on matters related to Tuya’s investment securities.

In addition, as of March 31, 2023, Tuya had approximately 1,780 employees, of which only 2 employees are responsible for managing Tuya’s investment securities. As such, approximately 99.9% of Tuya’s employees are dedicated to Tuya’s operating business and general support services for the corporate group, and approximately 0.1% of Tuya’s employees are responsible for managing Tuya’s investment securities. 3

4)       In terms of the assets factor, as discussed in detail below in response to Question 6 of the Staff’s comments, the Company is not an investment company under the assets test under Section 3(a)(1)(C). Thus, the composition of the Company’s assets also demonstrates that it is not primarily engaged in the business of investing, reinvesting or trading in securities.

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3 The analysis of the Company under the Investment Company Act is also substantially similar as of December 31, 2022, as illustrated by the information as of December 31, 2022 the Company has provided in this and subsequent footnotes. As of December 31, 2022, Tuya had approximately 1,835 employees, of which only 2 employees are responsible for managing Tuya’s investment securities. As such, approximately 99.9% of Tuya’s employees are dedicated to Tuya’s operating business and general support services for the corporate group, and approximately 0.1% of Tuya’s employees are responsible for managing Tuya’s investment securities.

5)       In terms of the sources of the Company’s present income, the Company’s net loss of approximately USD111.6 million for the four fiscal quarters ended March 31, 2023 combined, consolidated with its wholly-owned subsidiaries, was mainly driven by large operating revenues of approximately USD200.3 million, large cost of revenue of USD112.7 million and operating expenses of approximately USD232.0 million. For that period, interest income4 amounting to approximately USD32.6 million was attributable to cash items such as bank demand deposits and short-term bank time deposits maturing in one year or less (which, as discussed in our response to Question 6 below, the Company treats as cash items for purposes of the 40% Test (as defined below)). The only potential investment income or loss of the Company for that time period was investment loss in the amount of USD0.2 million related to the Company’s short-term and long-term equity and debt securities, representing 0.2% of the Company’s net loss for that time period.5 Such amounts are clearly outweighed by the large amounts of operating revenues for that period and thus, the primary contributors to the Company’s net loss also demonstrate that it is not primarily engaged in the business of investing, reinvesting or trading in securities.

As Tonopah Mining makes clear, whether an issuer is primarily engaged in investing in securities depends on all of the facts and circumstances. The analysis under each Tonopah Mining factor demonstrates that Tuya is not primarily engaged in the business of investing, reinvesting or trading in securities. Tuya is thus primarily engaged in the IoT Business, and is not an investment company under Section 3(a)(1)(A).

B. Subsidiaries

1)       The historical development of the significant subsidiaries (and certain other subsidiaries) of the Company6 (“Significant Subsidiaries”) demonstrates that such subsidiaries, like Tuya, are primarily engaged in the business of providing IoT products and services, and not investing, reinvesting or trading in securities.

•	Tuya Market Inc. (“Tuya Market”) and Tuya Global Inc. (“Tuya Global”) were established in 2020 and 2015, respectively, as operating businesses in the United States. Since its establishment, Tuya Global has been primarily engaged in IoT business development activities, and does not expect to change its primary business in the future. Tuya Market has not yet conducted any business activity since its establishment, and when it commences operations, it will be primarily engaged in IoT business development activities, and does not expect to change its primary business in the future.

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4 We note that a portion of this interest income is classified by the Company as “investment income” for accounting purposes, as such income relates to the Company’s short-term bank time deposits that mature in greater than three months but less than one year.

5 The Company’s net loss of approximately USD145.5 million for the four fiscal quarters ended December 31, 2022 combined, consolidated with its wholly-owned subsidiaries, was mainly driven by large operating revenues of approximately USD208.2 million, large cost of revenue of USD118.7 million and operating expenses of approximately USD 257.0 million. For that period, interest income amounting to approximately USD22.8 million was attributable to cash items such as bank demand deposits and short-term bank time deposits maturing in one year or less (which, as discussed in our response to Question 6 below, the Company treats as cash items for purposes of the 40% Test). The only potential investment income or loss of the Company for that time period was investment loss in the amount of USD2.2 million related to the Company’s short-term and long-term equity and debt securities.

6 A corporate structure chart setting out the Company’s significant subsidiaries, as well as Hangzhou Tuya Technology Co., Ltd. (the “VIE”) and certain other subsidiaries, is included in Item 3 of the Company’s Form 20-F.

•	Tuya (HK) Limited (“Tuya (HK)”) was established in 2014 primarily as a holding company for Tuya’s indirect wholly-owned subsidiaries listed below and, like Tuya, has been primarily engaged in the business of providing IoT related products and services, and does not expect to change its primary business in the future. Since their establishment, each of the following subsidiaries has been primarily engaged in IoT business development activities or the provision of IoT related products and services, and does not expect to change its primary business in the future.

o	Tuya France
o	Tuya UK Limited
o	Tuya Smart Australia Pty Ltd.
o	Tuyasmart (Colombia) S.A.S.
o	Tuya GmbH
o	Tuya Japan Co., Ltd.
o	Tuyasmart (India) Private Limited
o	Xiamen Tuya Technology Co., Ltd.
o	Guangdong Tuya Smart Information Technology Co., Ltd.
o	Shanghai Tuya Information Technology Co., Ltd.
o	Ningbo Tuya Smart Electronics Co., Ltd.
o	Hangzhou Tuya Information Technology Co., Ltd.
o	Zhejiang Tuya Smart Electronics Co., Ltd.
o	Hefei Tuya Smart Technology Co., Ltd.[7]

The historical development of the Company’s Significant Subsidiaries supports the historical development factor because such subsidiaries have been primarily engaged in the IoT Business since their establishment, and have not been engaged in investing, reinvesting or trading in securities.

2)       In terms of the public representation factor, the Company generally does not separately describe its subsidiaries individually, but rather represents its group of companies as operating as a whole. Thus, the public representation factor with respect to the Company’s Significant Subsidiaries is similar to the discussion above regarding Tuya and public representations of its primary business as the provider of an IoT development platform who offers IOT related products and services. As discussed above, the Company has consistently represented Tuya, including its Significant Subsidiaries, as being primarily engaged in the development and operation of its IoT Business, and has not represented its Significant Subsidiaries as being engaged in investing, re-investing or trading in securities.

3)       The activities factor with respect to the Company’s Significant Subsidiaries is similar to the discussion above regarding the Company and the allocation of its employees’, officers’ and directors’ time. The most senior executive officers, directors and employees of the Company’s Significant Subsidiaries generally spend approximately 99.9% or more of their time on general corporate matters and the development and management of Tuya’s IoT Business, and 0.1% or less of their time on matters related to Tuya’s investment securities, which supports the activities factor.

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7 Hefei Tuya Smart Electronics Co., Ltd. is a wholly-owned subsidiary of Hangzhou Tuya Information Technology Co., Ltd., which is an indirect wholly-owned subsidiary of Tuya (HK).

4)       In terms of the assets factor, as discussed in detail below in response to Question 6 of the Staff’s comments, the Company’s Significant Subsidiaries are not deemed to be investment companies under Section 3(a)(1)(C) with the exception of Zhejiang Smart Electronics. 8 Thus, the composition of such subsidiaries’ assets also demonstrates that such subsidiaries are not primarily engaged in the business of investing, reinvesting or trading in securities.

Zhejiang Smart Electronics is a wholly-owned subsidiary of Tuya (HK), which is an indirect wholly-owned subsidiary of the Company and, as further discussed below, is not an investment company under Section 3(a)(1)(C). As a majority of Zhejiang Smart Electronics’ assets are long-term and short-term equity and debt securities, the Company has treated Tuya (HK)’s interest in Zhejiang Smart Electronics as an investment security for purposes of the analysis under Section 3(a)(1)(C).9 As of March 31, 2023, on an amortised cost basis, Tuya (HK)’s interest in Zhejiang Smart Electronics amounts to approximately USD39.6 million or 7.7% of Tuya (HK)’s total unconsolidated assets (exclusive of U.S. government securities and cash items) which amounts to approximately USD514.7 million. The Company notes that on Tuya (HK)’s unconsolidated balance sheet as of March 31, 2023, its interest in Zhejiang Smart Electronics would have zero value due to share of losses, and therefore on a balance sheet basis, amounts to 0% of Tuya (HK)’s total unconsolidated assets (exclusive of U.S. government securities and cash items).10 As such, the value of Tuya (HK)’s interest in Zhejiang Smart Electronics is not significant enough to cause Tuya (HK) or the Company to be deemed an investment company under Section 3(a)(1)(C).

5)       The sources of Company’s Significant Subsidiaries’ net income also demonstrates that such subsidiaries are not primarily engaged in the business of investing, reinvesting or trading in securities.

Other than Zhejiang Smart Electronics, none of the Company’s Significant Subsidiaries have any investment income related to investment securities. All investment income and interest income of all other Significant Subsidiaries relates to demand deposits and time deposits maturing in one year or less.

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8 The Company also owns 100% of the equity interests in Tuya Smart Inc. (“Tuya Smart”). Tuya Smart and Tuya (HK) respectively hold a 1% and 99% interest in Tuyasmart (India) Private Ltd., another indirectly wholly-owned subsidiary of the Company, in connection with the Company’s primary operating business, because the Company has been informed by the registration agency that Indian regulations require an Indian company to have a minimum of two shareholders. The Company does not believe that Tuya Smart must rely on Sections 3(c)(1) or 3(c)(7) of the Investment Company Act, but even assuming, arguendo, that Tuya Smart did have to rely on Sections 3(c)(1) or 3(c)(7), the value of the Company’s interest in Tuya Smart is not material to the Company’s Investment Company Act analysis and therefore, is not included in the discussion below. Like Tuya Smart, the VIE noted in n.6 is also not material to the Company’s Investment Company Act analysis and, therefore, is not included in the discussion below.

9 As of March 31, 2023 and December 31, 2022, respectively, approximately 1.6% and 1.5% of the Company’s total assets, consolidated with its wholly-owned subsidiaries, consists of long-term and short-term equity and debt securities held by Zhejiang Smart Electronics.

10 As of December 31, 2022, on an amortised cost basis, Tuya (HK)’s interest in Zhejiang Smart Electronics amounts to approximately USD39.6 million or 8.1% of Tuya (HK)’s total unconsolidated assets (exclusive of U.S. government securities and cash items) which amounts to approximately USD491.5 million. The Company notes that on Tuya (HK)’s unconsolidated balance sheet as of December 31, 2022, its interest in Zhejiang Smart Electronics would have zero value due to share of losses, and therefore on a balance sheet basis, amounts to 0% of Tuya (HK)’s total unconsolidated assets (exclusive of U.S. government securities and cash items).

Thus, the primary contributors to the Company’s Significant Subsidiaries’ net income demonstrate that they are not primarily engaged in the business of investing, reinvesting or trading in securities.

As Tonopah Mining makes clear, whether an issuer is primarily engaged in investing in securities depends on all of the facts and circumstances. The analysis under each Tonopah Mining factor demonstrates that the Company’s Significant Subsidiaries are not primarily engaged in the business of investing, reinvesting or trading in securities. Such subsidiaries are primarily engaged in the IoT Business, and therefore are not investment companies under Section 3(a)(1)(A).

6. Please provide a detailed legal analysis regarding whether the Company, and each of its subsidiaries, meets the definition of an “investment company” under Section 3(a)(1)(C) of the Investment Company Act. In your response, please include all relevant calculations under Section 3(a)(1)(C), identifying each constituent part of the numerator(s) and denominator(s). Please also describe and discuss any other substantive determinations and/or characterizations of assets that are material to your calculations. In particular, please discuss whether the Company considers (i) those assets categorized as “short-term investments” and “long-term investments” in the Company’s Consolidated Balance Sheets as of December 31, 2021 and December 31, 2022 and (ii) its holdings of interests or shares in its subsidiaries to be “investment securities” as defined under Section 3(a)(2) of the Investment Company Act, and, in each case, the legal basis for such positions.

A. The Company

The Company respectfully submits that it is primarily engaged in the business of providing IoT related products and services and is not an investment company under Section 3(a)(1)(C) of the Investment Company Act. Under Section 3(a)(1)(C) of the Investment Company Act, an entity generally will be deemed to be an “investment company” if: (a) it is engaged, or proposes to engage, in the business of investing, reinvesting, owning, holding or trading securities and (b) it owns or proposes to acquire investment securities (other than U.S. government securities, securities issued by employees’ securities companies and securities issued by qualifying majority owned subsidiaries of such entity) having a value exceeding 40% of the value of its total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis (“40% Test”). On an unconsolidated basis, as of March 31, 2023, at least 60% of the value of the Company’s total assets (exclusive of U.S. government securities and cash items) consists: (i) direct equity interests in and/or loans to Tuya Market, Tuya (HK) and Tuya Global, its majority-owned subsidiaries and (ii) loans to Tuya HK Subs (as defined below), its direct or indirect wholly-owned subsidiaries.11 12 Each of Tuya Market, Tuya (HK), Tuya Global and each Tuya HK Sub is a qualifying majority-owned subsidiary for purposes of the 40% Test because each such subsidiary is primarily engaged in the business of providing IoT related products and services and, as discussed in section B below, is not an investment company under Section 3(a)(1)(C) of the Investment Company Act.

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11 On an unconsolidated basis, as of December 31, 2022, at least 60% of the value of the Company’s total assets (exclusive of U.S. government securities and cash items) consists of (i) direct equity interests in and loans to Tuya Market, Tuya (HK) and Tuya Global, its majority-owned subsidiaries; and (ii) loans to the Tuya HK Subs.

12 As discussed in our response to Question 5 above, the Company treats its interests in Zhejiang Smart Electronics as investment securities for purposes of this analysis.

For purposes of the 40% Test, as applied to the Company and each of its Significant Subsidiaries, the Company treats as cash items: (a) cash held in bank demand deposits and time deposits maturing in three months or less (which are categorized as “cash and cash equivalents” on the Company’s consolidated balance sheet) and (b) bank time deposits maturing in one year or less that can be liquidated to support the Company’s operating business (which are characterized as “short-term investments” on the Company’s consolidated balance sheet). Although the Investment Company Act does not explicitly define “cash items,” the Commission noted that for purposes of determining compliance under Rule 3a-1, the term broadly encompasses certain cash items, including bank demand deposits. Certain Prima Facie Investment Companies, SEC Release No. 10937 (Nov. 13, 1979) (“Release 10937”), at n.29. With respect to bank time deposits, the Commission stated that certificates of deposits and time deposits may be treated as cash items if, as demonstrated by the surrounding facts and circumstances, such instruments are “purchased as an integral part of an operating business.” 13 For example, in the context of an entity whose only business activity is investing in certificates of deposit, with no other operating business, the Commission staff has taken the position that such certificates of deposit are investment securities for purposes of determining the entity’s status as an investment company. 14 In the Company’s case however, the Company is primarily engaged in the operating business described above, and deposits its excess cash in bank time deposits as an integral part of such operating business (i.e., serving the Company’s need for liquid assets to support its business of providing IoT related products and services). Furthermore, the Company treats as cash items only those bank time deposits with remaining maturities of one year or less, in line with the SEC v. Fifth Avenue Coach Lines case cited by the Commission in Release 10937. In such case, the court treated a certificate of deposit and a time deposit with maturity dates of ninety days and six months, respectively, as cash items, but treated a time deposit that matured in over one year as an investment security. SEC v. Fifth Avenue Coach Lines, 289 F. Supp. 3 at 31 and n.16 (1968).

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13 Release 10937, at n.29. The Commission clarified that whether certificates of deposits are to be treated as cash items or investment securities under Rule 3a-1 depends on:

. . . the purpose for which such interests are held, the circumstances under which they were acquired, the length of the period for which they are held, the amount held in comparison with the company’s other assets, and any other “special circumstances.” See, SEC v. Fifth Avenue Coach Lines, [289 F. Supp. 3 (1968)] at 31. For example, certificates of deposit purchased as an integral part of an operating business — such as during a transition between lines of business or as a result of seasonal liquidity requirements — may be treated as cash items. When it cannot be shown conclusively that the operating business requires substantial liquid assets, however, such deposits may be considered investment securities for purposes of section 3(a)(3).

Release 10937, at n.4.

14 Merrill, Lynch, Pierce, Fenner & Smith Inc., SEC No-Action Letter (Oct. 28, 1982).

Thus, the Company does not fall within the 40% Test, and therefore is not an investment company under Section 3(a)(1)(C).

Outlined below is a discussion regarding the treatment of the Company’s assets that are categorized as “short-term investments” and “long-term investments” on the Company’s consolidated balance sheet, and holdings of interests or shares in the Company’s subsidiaries:

(i)	“Short-term investments.” As of December 31, 2021 and 2022, the Company’s “Short-term investments” line item on its consolidated balance sheet consists of (i) time deposits maturing in twelve months or less, but greater than three months [15]; (ii) equity securities with readily determinable fair value; and (iii) foreign currency forward contracts. For purposes of the 40% Test, the Company treats such equity securities as investment securities. As discussed above, the Company treats time deposits maturing in twelve months or less as cash items for purposes of the 40% Test if they are held for working capital purposes.

(ii)	“Long-term investments.” As of December 31, 2021 and 2022, the Company’s “Long-term investments” line item on its consolidated balance sheet consists of equity securities with readily determinable fair values and available-for-sale debt securities. For purposes of the 40% Test, the Company treats these long-term investments as investment securities.

(iii)	Holdings of interests or shares in the Company’s subsidiaries. The Company treats its holdings of interests or shares in majority-owned subsidiaries that pass the 40% Test as assets that are not investment securities under Section 3(a)(2) of the Investment Company Act. For the reasons discussed above, the Company treats as investment securities its interests in Zhejiang Smart Electronics.

B. Subsidiaries

The Company respectfully submits the analysis below under Section 3(a)(1)(C) with respect to the Company’s Significant Subsidiaries:

Tuya Market, Tuya (HK), Tuya Global, Tuya France, Tuya UK Limited, Tuya Smart Australia Pty Ltd., Tuyasmart (Colombia) S.A.S., Tuya GmbH, Tuya Japan Co. Ltd., Tuyasmart (India) Private Limited, Xiamen Tuya Technology Co. Ltd., Guangdong Tuya Smart Information Technology Co. Ltd., Shanghai Tuya Information Technology Co. Ltd., Ningbo Tuya Smart Electronics Co. Ltd., Hangzhou Tuya Information Technology Co. Ltd. and Hefei Tuya Smart Technology Co. Ltd., are not investment companies under Section 3(a)(1)(C) of the Investment Company Act because each such subsidiary passes the 40% Test. 16

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15 The Company categorizes time deposits with original maturities of three months or less as “cash items” for financial statement purposes.

16 See n.8 regarding Tuya Smart.

On an unconsolidated basis, as of March 31, 2023, Tuya Market does not have any assets (other than U.S. government securities and cash items). Thus, Tuya Market Inc. does not fall within the 40% Test, and therefore is not an investment company under Section 3(a)(1)(C).17

On an unconsolidated basis, as of March 31, 2023, at least 60% of the value of Tuya Global’s total assets (exclusive of U.S. government securities and cash items) consists of prepayments including prepaid expenses and prepayments to vendors, guarantee deposits to vendors, accounts receivable, fixed assets and right-of-use assets.18 Thus, Tuya Global does not fall within the 40% Test, and therefore is not an investment company under Section 3(a)(1)(C).

On an unconsolidated basis, as of March 31, 2023, at least 60% of the value of Tuya (HK)’s total assets (exclusive of U.S. government securities and cash items) consists of its interests in: Tuya France, Tuya UK Limited, Tuya Smart Australia Pty Ltd, Tuyasmart (Colombia) S.A.S., Tuya GmbH, Tuya Japan Co. Ltd., Tuyasmart (India) Private Limited, Xiamen Tuya Technology Co. Ltd., Guangdong Tuya Smart Information Technology Co. Ltd., Shanghai Tuya Information Technology Co., Ltd., Ningbo Tuya Smart Electronics Co. Ltd. and Hangzhou Tuya Information Technology Co. Ltd. (the “Tuya HK Subs”), its majority-owned subsidiaries.19 Each of the Tuya HK Subs is a qualifying majority-owned subsidiary for purposes of the 40% Test because each is primarily engaged in the business of providing IoT related products and services and, as discussed below, is not an investment company under Section 3(a)(1)(C) of the Investment Company Act. Thus, Tuya (HK) does not fall within the 40% Test, and therefore is not an investment company under Section 3(a)(1)(C).

On an unconsolidated basis, as of March 31, 2023, with respect to each Tuya HK Sub, either: (i) at least 60% of the value of the Tuya HK Sub’s total assets (exclusive of U.S. government securities and cash items) consists of business related assets such as account and other receivables (whether from affiliates or third parties) related to goods sold or services rendered, prepayments, including prepaid expenses, prepayments to vendors and guarantee deposits to vendors, fixed assets, right-of-use assets, inventories, VAT and income tax recoverable and intangible assets that are not securities; or (ii) such Tuya HK Sub has no assets.20 Thus, the Tuya HK Subs do not fall within the 40% Test, and therefore are not investment companies under Section 3(a)(1)(C).

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17 On an unconsolidated basis, as of December 31, 2022, Tuya Market does not have any assets (other than U.S. government securities and cash items).

18 On an unconsolidated basis, as of December 31, 2022, at least 60% of Tuya Global’s total assets (exclusive of U.S. government securities and cash items) consists of prepayments including prepaid expenses and prepayments to vendors, guarantee deposits to vendors, accounts receivable, fixed assets and right-of-use assets.

19 On an unconsolidated basis, as of December 31, 2022, at least 60% of the value of Tuya (HK)’s total assets (exclusive of U.S. government securities and cash items) consists of its interests in: Tuya UK Limited, Tuya Smart Australia Pty Ltd, Tuyasmart (Colombia) S.A.S., Tuya GmbH, Tuya Japan Co. Ltd., Tuyasmart (India) Private Limited, Xiamen Tuya Technology Co. Ltd., Guangdong Tuya Smart Information Technology Co. Ltd., Shanghai Tuya Information Technology Co., Ltd., Ningbo Tuya Smart Electronics Co. Ltd. and Hangzhou Tuya Information Technology Co. Ltd., its majority-owned subsidiaries.

20 On an unconsolidated basis, as of December 31, 2022, with respect to each Tuya HK Sub, either: (i) at least 60% of the value of the Tuya HK Sub’s total assets (exclusive of U.S. government securities and cash items) consists of account and other receivables (whether from affiliates or third parties) related to goods sold or services rendered, prepayments including prepaid expenses and prepayments to vendors, guarantee deposits to vendors, accounts receivable, fixed assets, right-of-use assets, inventories, VAT and income tax recoverable, intangible assets that are not securities and construction in progress; or (ii) such Tuya HK Sub has no assets.

The Company’s remaining Significant Subsidiary is Zhejiang Smart Electronics. As discussed in our response to Question 5 above, on an unconsolidated basis, as of March 31, 2023, a majority of Zhejiang Smart Electronics’ assets are long-term and short-term equity and debt securities.21 As such, the Company has treated Tuya (HK)’s interest in Zhejiang Smart Electronics as an investment security for purposes of the analysis under Section 3(a)(1)(C). Nonetheless, the value of Tuya (HK)’s interest in Zhejiang Smart Electronics is not significant enough to cause Tuya (HK) or the Company to be deemed an investment company under Section 3(a)(1)(C).

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21 On an unconsolidated basis, as of December 31, 2022, a majority of Zhejiang Smart Electronics’ assets are long-term and short-term equity and debt securities.

If you have further questions or comments regarding, or require further information or clarification of, any of the responses provided in this letter or if the Commission has any questions with respect to Tuya Inc.’s Annual Report on Form 20-F, please contact the undersigned or Li He (+852-2533-3306) of Davis Polk & Wardwell LLP.

Sincerely yours,

Tuya Inc.

By:	/s/ Yao (Jessie) Liu
Name: Yao (Jessie) Liu Title: Chief Financial Officer

cc:	Li He Davis Polk & Wardwell LLP